Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Amendment (this “Amendment”) is made and entered into as of June 2, 2022, by and among Frontier Group Holdings, Inc., a Delaware corporation (“Parent”), Top Gun Acquisition Corp., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and Spirit Airlines, Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Amendment but not defined in this Amendment shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Parent, Merger Sub and the Company previously entered into that certain Agreement and Plan of Merger, dated as of February 5, 2022 (the “Merger Agreement”); and

WHEREAS, Parent, Merger Sub and the Company now desire to amend the Merger Agreement in accordance with Section 7.3 of the Merger Agreement;

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which the parties acknowledge, the parties hereto, intending to be legally bound, hereby agree as follows:

1.    Appropriate Action; Consents; Filings.

(a) Section 5.6(b) of the Merger Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

“(b)    In furtherance and not in limitation of Section 5.6(a), each party hereto agrees to make any appropriate filings, if necessary or advisable, (x) pursuant to the HSR Act within 20 Business Days of the date of this Agreement (unless otherwise mutually agreed between the parties) or (y) pursuant to other applicable Competition Laws with respect to the Merger as promptly as practicable. Each of Parent, Merger Sub and the Company will (i) cooperate and coordinate with the other in the making of any filings or submissions that are required to be made under any applicable Laws or requested to be made by any Governmental Entity in connection with the transactions contemplated by this Agreement, (ii) supply the other or its outside counsel with any information that may be required or requested by any Governmental Entity in connection with such filings or submissions, (iii) supply any additional information that may be required or requested by the Federal Trade Commission, the Department of Justice or other Governmental Entities in which any such filings or submissions are made as promptly as practicable, and (iv) use their respective reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any applicable Competition Laws as soon as reasonably practicable following the date of this Agreement (and prior to the Outside Date) (as may be extended pursuant to Section 7.1(e))~~; provided, that in the event of any disagreement between the parties regarding the strategy in respect of the foregoing, such matters will be determined by Parent in its good faith reasonable discretion~~.

Without limiting the generality of the foregoing, (A) both Parent and Company (and their respective Subsidiaries and Affiliates) shall contest, defend and appeal any Proceedings brought by a Governmental Entity, whether judicial or administrative, challenging or seeking to restrain or prohibit the consummation of the Merger or seeking to compel any divestiture by Parent or the Company or any of their respective Subsidiaries of shares of capital stock or of any business, assets or property, or to impose any limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties or stock to avoid or eliminate any impediment under the HSR Act or similar applicable Law, and (B) Parent and the Company shall not, and shall not permit any of their respective Subsidiaries and, in the case of Parent, the Indigo Stockholder to, (1) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise make any investment in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, and (2) enter into, significantly expand or publicly announce an agreement to form a joint venture, strategic alliance or strategic partnership with another Person, in each case (1) and (2), if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation, investment, agreement or expansion would reasonably be expected to (I) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (II) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby or (III) materially delay the consummation of the transactions contemplated hereby.”

(b) Section 5.6(e) of the Merger Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

“(e)    Notwithstanding anything to the contrary in this Agreement, in connection with the receipt of any necessary license, permit, waiver, approval, authorization or order of a Governmental Entity (including under the HSR Act), neither Parent nor the Company (nor any of their respective Subsidiaries or Affiliates) shall be required to sell, hold separate or otherwise dispose of or conduct their business (or, following the Closing, the combined business) in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business (or, following the Closing, the combined business) in a specified manner, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to the assets, operations or conduct of their business (or, following the Closing, the combined business) in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Parent, the Company or their respective Subsidiaries or Affiliates~~.~~ (each a “Divestiture Action”) if such action would or would reasonably be expected to result in a material adverse effect on Parent and its Subsidiaries (including the Company) following the Closing when measured on a scale relative to the Company; provided, however, that it is understood and agreed that in each case the identity of any such assets subject to a Divestiture Action shall be determined by

Parent in its sole and absolute discretion. Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations in connection with obtaining required approval or clearance under any applicable Competition Laws unless the effectiveness of such agreement or action is conditioned upon the Closing. To assist Parent in complying with its obligations set forth in this Section 5.5(e), upon Parent’s reasonable request, the Company shall, and shall cause its Subsidiaries to, (i) reasonably assist Parent in any sales process (including through facilitation of reasonable due diligence) with potential purchasers of any of the Company’s or its subsidiaries’ businesses or other assets proposed by Parent to be subject to any sale or other disposal or hold separate and (ii) enter into one or more agreements prior to the Closing with respect to any such sale or other disposal or hold separate. Notwithstanding anything to the contrary in this Agreement, Parent shall, on behalf of the parties hereto, control and lead all communications and strategy relating to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the Merger and other transactions contemplated by this Agreement and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Entity; provided, however, that Parent shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategic direction of any such litigation or approval process, as applicable, and consult with the Company prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such litigation or approvals, as applicable.”

2.    Effect of Termination.

(a) Section 7.2(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

“In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement will forthwith become void and of no effect, and there will be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors except (i) the Confidentiality Agreement (as amended hereby) and Section 3.35, Section 4.37, the last two sentences of Section 5.3, this Section 7.2 and Article 8 shall remain in effect and (ii) subject to Section 7.2(g), nothing herein shall relieve any party from any liabilities or damages incurred or suffered by a party as a result of the Intentional Breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement prior to the date of such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or equity.”

(b) The following is hereby inserted as a new Section 7.2(e) of the Merger Agreement:

“(e)    In the event that this Agreement is terminated pursuant to Section 7.1(b) (solely to the extent the Order giving rise to such termination right relates to applicable U.S. federal Competition Laws) or Section 7.1(e) (solely to the extent that, at the time of such termination, the conditions in Section 6.1(b)(i) shall not have been satisfied and at the time of such termination all of the other conditions set forth in Section 6.1 (other than Section 6.1(c) (to the extent the Order giving rise to the failure of such condition relates to applicable U.S. federal Competition Laws)) and the conditions set forth in Section 6.2 have been satisfied (or, in the case of conditions that by their nature are to be satisfied at the Closing, are capable of being satisfied if the Closing were to occur on the date of such termination)), then Parent shall pay a fee in the amount of $250,000,000 (the “Parent Regulatory Fee”) to the Company within two (2) Business Days following the date of such termination; provided, however, that no Parent Regulatory Fee shall be payable by Parent pursuant to this Section 7.2(e) if the failure of the conditions set forth in Section 7.1(b) (solely to the extent the Order giving rise to such termination right relates to applicable U.S. federal Competition Laws) or Section 7.1(e) (solely to the extent that, at the time of such termination, the conditions in Section 6.1(b)(i) shall not have been satisfied) to be satisfied is the result of a breach of the Company’s obligations in Section 5.6.”

(c) Section 7.2(e) of the Merger Agreement is hereby redesignated as Section 7.2(f) of the Merger Agreement and amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining:

“(f)    In no event shall the Company be required to pay the Breakup Fee to Parent on more than one occasion, and in no event shall Parent be required to pay the Parent Regulatory Fee to the Company on more than one occasion. Any payment of the Expense Reimbursement shall reduce, on a dollar-for-dollar basis, any Breakup Fee that becomes due and payable under Section 7.2(c). All payments to Parent under this Section 7.2 will be made by wire transfer of immediately available funds to the account designated by Parent on Section 7.2(e) of the Parent Disclosure Schedule. All payments to the Company under this Section 7.2 will be made by wire transfer of immediately available funds to an account designated by the Company in writing. Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement, ~~and~~ (iii) the Breakup Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such Breakup Fee is payable and (iv) the Parent Regulatory Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Regulatory Fee is payable. Accordingly, if the Company or Parent fails to promptly pay any amounts due pursuant to this Section 7.2 and, in order to obtain such payment, Parent or the Company, as the case may be, commences a suit that results in a judgment against the ~~Company~~ non-paying party for the amounts set forth in this Section 7.2, the ~~Company~~ non-paying party shall pay to ~~Parent~~ the other party interest on the amounts due pursuant to this Section 7.2 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. If a suit is brought over the payments under this Section 7.2, the prevailing party shall be entitled to reimbursement of its reasonable out-of-pocket costs and expenses (including reasonable out-of-pocket attorneys’ fees and expenses) in connection with such suit.”

(d)    Section 7.2(f) of the Merger Agreement is hereby redesignated as Section 7.2(g) of the Merger Agreement and amended and restated to read in its entirety as follows with deleted language indicated by ~~strikethrough~~ and newly added language indicated by double underlining.

“(g)    ~~Subject to clause (ii) of Section 7.2(a) in the case of Intentional Breach~~ Notwithstanding anything to the contrary in this Agreement, (i) in the event that the Breakup Fee is paid or payable pursuant to this Section 7.2, Parent’s right to receive payment of the Breakup Fee shall be the sole and exclusive remedy of Parent and its Affiliates and Representatives against the Company and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount, neither the Company nor any of its Affiliates or Representatives shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise, and (ii) in the event that the Parent Regulatory Fee is paid or payable pursuant to this Section 7.2, the Company’s right to receive payment of the Parent Regulatory Fee shall be the sole and exclusive remedy of the Company and its Affiliates and Representatives against Parent and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount, neither Parent nor any of its Affiliates or Representatives shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise.”

3.    Terms Defined Elsewhere. The following defined terms are hereby inserted in alphabetical order into Section 8.5 of the Merger Agreement:

“Divestiture Action”	Section 5.6(e)

“Parent Regulatory Fee”	Section 7.2(e)

4.    Effect. Except as expressly provided in this Amendment, all of the terms and provisions of the Merger Agreement are and will remain in full force and effect and are hereby ratified and confirmed by the parties to this Amendment. Nothing in this Amendment shall be construed to modify any provision of the Merger Agreement other than as specifically set forth above.

5.    Miscellaneous. The provisions of Section 8.2, Section 8.3 and Sections 8.6 through 8.14 of the Merger Agreement are hereby incorporated herein by reference, mutatis mutandis.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

FRONTIER GROUP HOLDINGS, INC.

By:	/s/ Barry Biffle
Name:	Barry L. Biffle
Title:	President and Chief Executive Officer

TOP GUN ACQUISITION CORP.

By:	/s/ Barry Biffle
Name:	Barry L. Biffle
Title:	President

SPIRIT AIRLINES, INC.

By:	/s/ Ted Christie
Name:	Ted Christie
Title:	President and CEO

[Signature Page to Amendment to Merger Agreement]